UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                         SCHEDULE 13G
           Under the Securities Exchange Act of 1934

Amendment No.___

Name of Issuer:  Journal Communications, INC.

Title of Class of Securities:  Class B & Class C Common Stock

CUSIP Number:  None

Date of Event Which Requires Filing of this Statement:
September 29, 2003*

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[   ]     Rule 13d-1(b)
[ X ]     Rule 13d-1(c)
[   ]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
          Matex Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          a.   [   ]
          b.   [   ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Wisconsin, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER
              4,631,000 Class B Common Stock**
	      2,992,000 Class C Common Stock***

     6.   SHARED VOTING POWER
               N/A

     7.   SOLE DISPOSITIVE POWER
              4,631,000 Class B Common Stock**
	      2,992,000 Class C Common Stock***

     8.   SHARED DISPOSITIVE POWER
               N/A

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              4,631,000 Class B Common Stock**
	      2,992,000 Class C Common Stock***

10.  CHECK BOX IS THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES
          N/A

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.67% of Class B Common Stock
	 91.67% of Class C Common Stock

     12.  TYPE OF REPORTING PERSON*
          CO

*SEE INSTRUCTION BEFORE FILLING OUT!

	Item 1(a)	Name of Issuer:  Journal Communications, Inc.

	Item 1(b)	Address of Issuer's Principal Executive Offices:
			333 West State Street, Milwaukee, WI  53203

	Item 2(a)	Name of Person Filing:  Matex Inc.

	Item 2(b)	Address of Principal Business Office or, if none,
			Residence:  111 East Kilbourn Avenue, 19th Floor
			Milwaukee, Wisconsin 53202

	Item 2(c)	Citizenship:  United States

	Item 2(d)	Title of Class of Securities:  Class B & C Common Stock

	Item 2(e)	CUSIP Number:  None

	Item 3		Filer is filing this statement pursuant to
			Section 240.13d-1(c)

	Item 4		Ownership (as of September 29, 2003):

		(a)  Amount Beneficially Owned: 4,631,000 Class B Common Stock**
	      					2,992,000 Class C Common Stock***
		(b)  Percent of Class:  5.67% of Class B Common Stock
				       91.67% of Class C Common Stock
		(c)  Number of shares as to which such person has:

			(i)	sole power to vote or to direct the
				vote: 4,631,000 Class B Common Stock**
	     			      2,992,000 Class C Common Stock***
			(ii) 	shared power to vote or to direct the vote:
				N/A
			(iii) 	sole power to dispose or to direct the
				disposition of: 4,631,000 Class B Common Stock**
	      					2,992,000 Class C Common Stock***
			(iv) 	shared power to dispose or to direct the
				disposition of:  N/A

	Item 5		Not Applicable

	Item 6		Board of Directors:
			Grant D. Abert		Paul Meissner
			David G. Meissner	Barbara A. Tooman
			Donald C. Meissner	Nancy Ward
			Linda Meissner

	Item 7		Not Applicable

	Item 8		Not Applicable

	Item 9		Not Applicable

	Item 10		Certification

			By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

*	On September 29, 2003, the shareholders of Journal Communications, Inc., a
	Wisconsin corporation formerly known as The Journal Company (the "Company"),
	effected a share exchange with the shareholders of The Journal Company, a
	Wisconsin corporation formerly known as Journal Communications, Inc.
	("Old Journal"), pursuant to which Old Journal became a wholly owned
	subsidiary of the Company.  As part of the share exchange, Matex Inc.
	exchanged each of its shares of its Old Journal common stock, as well as
	certain other rights, for the amounts of Class B and Class C Common Stock
	reflected herein.  There is no public trading market for the Class B
	or Class C Common Stock, although shares of Class B Common Stock can be sold
	to eligible purchasers under the Company's articles of incorporation.
	Additionally, each share of Class B Common Stock and Class C Common Stock
	is convertible into Class A Common Stock of the Company (as discussed more
	fully in notes (**) and (***) below), which is listed for trading on the
	New York Stock Exchange (CUSIP 481130102).  However, the Class B Common
	Stock is not fully convertible until the expiration of certain restriction
	periods, the earliest of which will not actually occur until September of
	2004.  Likewise, any Class A Common Stock converted from Class C Common
	Stock, cannot be sold until the expiration of certain restriction periods,
	except in certain limited circumstances.
**	Class B Common Stock is convertible into Class A Common Stock on 1:1 basis
	(after the expiration of certain time restriction periods)
***	Class C Common Stock is convertible into either (i) Class A and Class B
	on a basis of 1:0.248243 Class C to Class A and 1:1.115727 Class C to Class
	B, or (ii) Class A only on a basis of 1:1.36397 Class C to Class A.


	Signature:	After reasonable inquiry and to the best of my
			knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	Date:		October 9, 2003.

				/s/

			Joseph E. Tierney III, Secretary